EXHIBIT 12    Cigna Corporation Computation Of Ratio Of Earnings To Fixed Charges

(Dollars in millions)	Nine Months Ended September 30,
	2011	2010
Income before income taxes	$1,513	$1,325
Adjustments:
Income from equity investee	(17)	(16)
Income attributable to noncontrolling interest	(1)	(3)
INCOME BEFORE INCOME TAXES, AS ADJUSTED	$1,495	$1,306
Fixed charges included in income:
Interest expense	$141	$135
Interest portion of rental expense	32	33
	173	168
Interest credited to contractholders	4	3
	$177	$171
Income available for fixed charges (including interest credited to contractholders)	$1,672	$1,477
Income available for fixed charges (excluding interest credited to contractholders)	$1,668	$1,474
RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders	9.4	8.6
SUPPLEMENTAL RATIO:
Excluding interest credited to contractholders	9.6	8.8